Exhibit 99.1

Envigado, April 30, 2025

DISCLOSURE OF THE 2024 ANNUAL REPORT ON FORM 20-F

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market that today filed its annual report on Form 20-F for the year ended December 31, 2024, before the Securities and Exchange Commission (SEC).

This report is available on the SEC's website at www.sec.gov.